SECURITIES A
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2010

Washington, DC

SEC FILE NUMBER
8-48842

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Claymore Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2455 Corporate West Drive

(No. and Street)

Lisle	**Illinois**	**60532**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Salvato **(630) 577-2258**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *of individual, state last, first, middle name*)

One North Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Bruce R. Albelda, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Claymore Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public



"OFFICIAL SEAL"
Susan Pittner
Notary Public, State of Illinois
My Commission Exp. 03/31/2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Claymore Securities, Inc.
Index
December 31, 2009

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Claymore Securities, Inc:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Claymore Securities, Inc. (the "Company") at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2010

Claymore Securities, Inc.
Statement of Financial Condition
December 31, 2009

Assets	
Cash	$ 11,303,530
Cash segregated under federal regulations	100,000
Deposits with clearing organizations	2,146,042
Securities owned, at market value (Note 2)	18,758,882
Due from clearing organizations	4,445,553
Accounts receivable	2,504,198
Deferred tax asset, net	90,813
Furniture and equipment (net of accumulated depreciation of $91,879)	59,802
Other assets	195,230
Total assets	$ 39,604,050
Liabilities and Stockholder's Equity	
Liabilities	
Notes payable (Note 7)	$ 23,150,000
Due to customer	6,079,276
Accrued compensation	2,092,304
Accrued product costs	481,712
Due to trustee (Note 6)	298,284
Accounts payable and other accrued liabilities	781,534
Total liabilities	32,883,110
Total stockholder's equity	6,720,940
Total liabilities and stockholder's equity	$ 39,604,050

The accompanying notes are an integral part of the financial statement.

1. Organization and Summary of Significant Accounting Policies

Organization

Claymore Securities, Inc. (the "Company") acts as sponsor, portfolio supervisor and securities evaluator to various equity and fixed income unit investment trust portfolios. The Company participates in the marketing and distribution of closed-end fund initial public offerings and supports the secondary market of the funds. The Company also participates in the marketing and distribution of exchange-traded funds. The Company is a wholly owned subsidiary of Claymore Group Inc. (the "Parent"). On October 14, 2009, Claymore Holdings, LLC acquired 100% of the outstanding stock of the Parent and became a wholly owned subsidiary of that entity. Guggenheim Partners, LLC ("Guggenheim") is the ultimate parent of Claymore Holdings, LLC.

In accordance with regulations under the Securities Exchange Act of 1934, the Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a registered investment adviser under the Investment Advisers Act of 1940. The Company is a clearing broker and a member of the Depository Trust and Clearing Corporation. The Company is also registered as a broker-dealer with the Financial Industry Regulatory Authority and is a member of the Municipal Securities Rulemaking Board.

Revenue Recognition

Net revenue from unit investment trust sales includes sales fees, as well as creation and development fees. Certain sales fees are deferred as described in Note 8. Evaluation/surveillance fees are earned by the Company in its capacity as evaluator, supervisor and bookkeeper of unit investment trust portfolios. Closed-end fund servicing fees are earned by the Company in its capacity as servicing agent for closed-end funds.

Prior to the creation of fixed income unit investment trusts, the Company takes temporary ownership of the underlying investments and bears all market risk during the period of time between purchase of the underlying investments and deposit of those investments in the trust.

Proprietary securities transactions are recorded on a trade-date basis. Investments in exchange-traded equities are valued at quoted market close prices. Investments in corporate obligations are valued by an independent pricing service taking into consideration yield, credit quality, liquidity, coupon, maturity and other factors or market data the pricing service deems relevant. Unit investment trusts are carried at their net asset value (see Note 2 for additional information).

Accounts Receivable

Accounts receivable consist primarily of evaluation/surveillance fees on unit investment trusts, servicing fees on closed-end funds, and creation and development fees on unit investment trusts.

Income Tax Status

The Company is included in the consolidated federal income tax return filed by the Parent. The Company provides for income taxes on a separate return basis and remits to the Parent amounts determined to be currently payable.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using currently enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled.

In accordance with the terms of the tax sharing intercompany agreement with the Parent, all current taxes are due to the Parent and unpaid amounts are recorded in the receivable from Parent on the statement of financial condition.

The Company adopted the authoritative guidance on accounting for and disclosure of uncertain tax positions on January 1, 2009, which provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statement. This guidance requires the affirmative evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether it is "more-likely-than-not," (i.e., greater than 50 percent) of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold may result in a tax benefit or expense in the current year.

This guidance requires the Company to analyze all open tax years, as defined by the statutes of limitations, for all major jurisdictions, which includes federal and certain states. Years that remain subject to examination include federal from 2005 to present, Illinois from 2004 to present, and various other states from 2004 to present. The Parent's consolidated federal income tax returns are presently under examination by the Internal Revenue Service ("IRS") for the years 2005 through 2007. The Parent's consolidated State of Illinois returns for the years 2006 and 2007 are also under review by the Illinois Department of Revenue. For all open tax years and all major taxing jurisdictions through the end of the reporting period, the Company reviewed all tax positions taken or expected to be taken in the preparation of the Company's tax returns and concluded that the adoption of this guidance did not have an effect on the Company's financial position. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Furniture and Equipment
Furniture and equipment are recorded at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of the assets, which is 5 to 7 years.

Cash
Cash consists of cash on deposit with a bank.

Deposits with Clearing Organizations
Deposits with clearing organizations include cash on deposit with clearing organizations to meet margin requirements.

Stock-Based Compensation
The Company measures and records stock-based compensation expense in accordance with the authoritative guidance for stock compensation. The Parent allocates stock-based compensation expense determined in accordance with that guidance to the Company for stock options granted to the employees of the Company.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

2. Fair Value of Financial Instruments

The guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. In April 2009, this guidance was amended to provide clarification of fair value when the volume and level of activity for an asset or liability have decreased significantly, and provides guidance for determining the concurrent weighting of the transaction price relative to fair value indications from other valuation techniques when estimating fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows.

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3 Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Throughout 2009 and for the year then ended, the Company did not own any financial assets or liabilities that would be considered Level 3 within the hierarchy described above.

The following table presents securities owned at fair value as of December 31, 2009:

Description	December 31, 2009	Quoted Prices or Identical Assets in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock	$ 298,009	$ 298,009	$ -	$ -
Corporate obligations	16,309,307	-	16,309,307	-
Equity unit investment trusts	1,324,764	-	1,324,764	-
Fixed income unit investment trusts	826,802	-	826,802	-
Total	$ 18,758,882	$ 298,009	$ 18,460,873	$ -

3. Furniture and Equipment

Furniture and equipment consisted of the following at December 31, 2009:

Office equipment	$ 89,975
Furniture	61,706
	151,681
Less accumulated depreciation	(91,879)
	$ 59,802

4. Income Taxes

At December 31, 2009, the Company has a net deferred tax asset of $90,813. The significant components relate primarily to accrued liabilities, depreciation on furniture and equipment and stock compensation expense. The Company has concluded that it is more likely than not that the deferred tax asset will be realized, and therefore, no valuation allowance is required.

5. Employee Benefit Plan

The Company participates in a 401(k) plan sponsored by its Parent covering substantially all employees. Participants may contribute from 1% to 90% of their compensation on a pretax basis, subject to certain limitations as set forth in the 401(k) plan agreement. The Company can contribute a discretionary amount, subject to certain limitations as set forth in the 401(k) plan agreement.

6. Commitments

The Company leases certain office space under a noncancelable lease expiring in 2012, which include certain renewal options for similar terms and also is a tenant in space leased by the Parent (see Note 8).

The Company acts as sponsor and depositor for the unit investment trust products it sells. In this capacity, the Company is required to deposit securities or contracts with the trustee for the purchase of securities. At December 31, 2009, the Company recorded purchases of $298,009 in equity securities to be deposited in unit investment trusts scheduled for creation on January 4, 2010. In addition, the Company was contingently liable for $298,284 under bank letters of credit used to seed the unit investment trusts which is reflected as due to trustee on the statement of financial condition.

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known as any such exposure would be based on future claims which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

7. Borrowings

Borrowings at December 31, 2009 consist of the following:

	Amount	Interest Rate at December 31, 2009	Maturity
Term Note	$ 13,050,000	1.78%	4/8/2010
Demand Note	10,100,000	1.75%	N/A
	$ 23,150,000		

The term note outstanding at December 31, 2009 has a variable interest rate which is benchmarked to LIBOR and is with an unaffiliated third party investor; however, this investor may at any time assign its rights in the term note to Guggenheim or any affiliate of Guggenheim. The terms and conditions of this note require the payment of principal and interest at maturity.

In conjunction with the creation of fixed income unit investment trust portfolios, the Company obtains short-term financing by pledging its fixed income investment inventory to a major U.S. financial institution. The terms and conditions of the demand note permit the Company to receive up to 70% of the market value of the securities pledged. Repayment of principal occurs daily as the pledged securities are sold to the trustee of the unit investment trusts. The demand note outstanding at December 31, 2009 has a variable interest rate which is benchmarked to LIBOR and requires monthly payments of interest. At December 31, 2009, $14,542,897 of the Company's securities owned collateralized this demand note.

8. Related Parties

The Company records a deferred sales charge on sales of unit investment trust portfolios sponsored and supervised by the Company. These deferred amounts are received by the Company generally over a three- to five-month period following the sale, of which receipt is guaranteed by the applicable unit investment trust. The Company sells the deferred sales charge receivables to the Parent at each month-end. These sales are reflected in the receivable from Parent on the statement of financial condition. These receivables are used by the Parent to collateralize certain debt of the Parent. The aggregate amount of the deferred sales charge receivables sold during the year ended December 31, 2009 was $51,599,310.

In accordance with a formal agreement, the Parent allocates certain indirect costs amongst the various subsidiaries in the consolidated group, including compensation-related benefits, facility costs and other general and administrative costs. A revenue based cost allocation methodology is used, whereby indirect costs are aggregated across all product lines and then re-allocated based on a weighted ratio of revenue earned. This cost allocation is included net in the receivable from Parent on the statement of financial condition. The receivable from Parent is reflected in equity on the statement of financial condition as it is not settled on a current basis.

The receivable from Parent balance may fluctuate based on the cash management needs of the Company and its affiliates.

As discussed above, the Company has significant transactions with its Parent. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Prior to the Parent's merger with Guggenheim, unit investment trusts for which the Company acted as sponsor paid consulting fees to various affiliates of Guggenheim for services related to constructing portfolios for fixed income and equity unit investment trusts. This remuneration ceased at the time of the merger due to regulatory rules prohibiting payments from the unit investment trusts to affiliated entities.

9. Off-Balance Sheet Credit and Concentration of Risk

The Company has no retail customers and only one customer under Rule 15c3-3 of the Securities Exchange Act of 1934. In the normal course of business, the Company's customer activities involve the execution and settlement of customer transactions, primarily the purchase and sale of unit investment trusts. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the unit investment trusts at a loss.

The Company is a clearing broker-dealer engaged in various trading, brokerage and investing activities with counterparties, which primarily include other broker-dealers, banks and financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

10. Stock-Based Compensation

The Company's employees previously participated in the Claymore Group Inc.'s Stock Option Plan (the "Plan"). The Company records its allocated share of the Parent's stock-based compensation costs. In conjunction with the Parent's merger with Guggenheim, the Plan was terminated for employees not covered by separate "change in control" employment agreements.

The Parent applies the provisions of SEC Staff Accounting Bulletin ("SAB") No. 107, Share-Based Payments, as amended by SAB No. 110, in developing the methodology to estimate the fair value of each option award. The fair value is estimated on the date of grant or remeasurement using a Black-Scholes option valuation model. The Parent used an implied volatility of public companies in its industry sector. The expected term assumption was established by adopting the simplified method, which uses an average of the vesting and contractual terms. The risk-free rate is based on the U.S. Treasury rate for the expected term of the option.

11. Net Capital Requirements

The Company is subject to the net capital requirements of the SEC under Rule 15c3-1 (the "Rule"). The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. In addition, the Company has an agreement with its wholesalers that restricts the payment of compensation if such payment would cause the Company to not meet its minimum net capital requirements. The Rule requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company had net capital, as defined, of $3,968,401 which was $3,718,401 in excess of the minimum capital required to be maintained.

12. Segregation of Funds for the Benefit of Customers

The Company is required, under Rule 15c3-3 of the Securities Exchange Act of 1934, to segregate assets equivalent to balances due to its customer.

At December 31, 2009, the Company is in compliance with these segregation requirements and holds segregated assets in excess of amounts required to be segregated. Cash of $100,000 has been segregated in a special reserve bank account for the benefit of its customer under Rule 15c3-3.

13. Subsequent Events

The Company has performed an evaluation of subsequent events through February 25, 2010, which is the date the financial statement was available to be issued and did not identify any subsequent events which would require disclosure in this financial statement.

Claymore Securities, Inc.

Statement of Financial Condition
December 31, 2009
Available for Public Inspection